EXHIBIT 4
MAURICE J. KOURY
P.O. BOX 850
BURLINGTON, NC 27216
October 24, 2007
John Cameron Coburn (Chairman, President and CEO)
Cape Fear Bank Corporation
1117 Military Cutoff Road
Wilmington, North Carolina 28405
Dear Mr. Coburn:
I received your letter of October 15, 2007 and appreciate that the board of directors (the “Board”) of Cape Fear Bank Corporation (the “Company”) will address my concerns at its next meeting. Please advise me of the date of that meeting as I would like to express my concerns and thoughts to the full Board in person. I also see from reading in the October 23 edition of the Wilmington Star newspaper that the Company has retained “an investment banking firm.” According to your statement in the newspaper, the investment banking firm you retained found that it is “premature to abandon the bank’s long-term plan for success...” Arguably, the “long-term plan for success” will need to be dramatically different from the past nine year’s lack of success measured by shareholder returns. I would greatly appreciate seeing this analysis and the assumptions used in the Company’s investment banker’s analysis. The fact remains, however, that the Company’s stock performance is among the worst performing bank stocks of the de novo banks that have been started in North Carolina over the past nine years. Consequently, I am wondering what dramatic changes the Board intends to make in order to maximize shareholder value short of a sale of the Company.
You also say in the aforementioned newspaper article that “the bank’s recent returns reflect substantial investment in expanding its ability to serve customers and expand its customer base and create long-term shareholder value.” However, your shareholders and the market obviously don’t appear to be buying this and I do not see the investor confidence that Company management will succeed or else this would be reflected in the stock price. After all, many community banks have grown their branch network and have shown respectable to blockbuster returns to their shareholders in the process of doing so.
As of October 2, 2007, the day before I filed my Schedule 13D, the closing price for a share of Company stock was $8.90. This represents a trading multiple of 1.22% of book value as of June 30, 2007. This pricing is indicative of either an underperforming institution or an institution in a poor market. We both know it is not our location at fault.

I am anxiously awaiting the release of the third quarter results of operations and expectantly anxious to view the Company-proclaimed improving asset quality of the bank as the management chose to forgo any provisions during the second quarter of 2007 and added a rather modest provision during the first quarter of 2007. A skeptic might wonder if the second quarter provision was reduced in order that the Company might show quarter to quarter comparisons that, just by happenstance, were equal to one another. It also makes a shareholder wonder if perhaps the loan loss provision was being “managed” in order to boost earnings and hence impact management compensation.
If the Board is serious about maximizing shareholder value, I strongly encourage the Board to hire an investment banker and solicit bids from potential acquiring financial institutions.
Sincerely,
Maurice J. Koury

cc:	Walter Lee Crouch, Jr. Windell Daniels Craig S. Relan Jerry D. Sellers John Davie Waggett Walter O. Winter